UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Proxy Materials for U.S. and Canadian Shareholders for Annual and Extraordinary Shareholder Meeting

Reference is made to the Report of Foreign Private Issuer on Form 6-K that Gazit-Globe Ltd. (referred to herein as Gazit or the Company) furnished to the Securities and Exchange Commission on October 19, 2016 (the second report furnished by Gazit on that date). Further to the contents of that report, Gazit hereby reports that it will be mailing in the near future special proxy materials related to its upcoming annual and extraordinary general shareholders meeting (referred to as the Meeting) to those shareholders that hold Gazit ordinary shares via members of the New York Stock Exchange and Toronto Stock Exchange.

The foregoing proxy materials, consisting of a notice and proxy statement, as well as a proxy card, are furnished as Exhibits 99.1 and 99.2 hereto, respectively.

The Meeting will be take place on Monday, November 21, 2016 at 12 noon (Israel time) at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 26, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement provided to U.S. and Canadian shareholders of Gazit-Globe Ltd. with respect to its November 21, 2016 Annual and Extraordinary General Meeting of Shareholders
99.2	Proxy Card provided to U.S. and Canadian shareholders of Gazit-Globe Ltd. with respect to its November 21, 2016 Annual and Extraordinary General Meeting of Shareholders

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